Exhibit 12

North Shore Gas Company and Subsidiary Companies

Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Fiscal years ended September 30,
	2003	2002	2001	2000	1999

Net Income Before Preferred
Stock Dividends	$ 14,545	$ 12,921	$ 14,580	$ 6,184	$ 12,492

Add - Income Taxes	8,712	7,916	9,013	3,657	7,396
Fixed Charges excluding capitalized interest	3,603	5,045	5,434	5,114	5,277

Earnings	$ 26,860	$ 25,882	$ 29,027	$ 14,955	$ 25,165

Fixed Charges including capitalized interest	$ 3,603	$ 5,045	$ 5,434	$ 5,114	$ 5,277

Ratio of Earnings to Fixed Charges	7.45	5.13	5.34	2.92	4.77